Exhibit 99.1

Volvo Board Decides on New Financial Targets

STOCKHOLM, Sweden--(BUSINESS WIRE)--Sept. 8, 2006--At its scheduled Board meeting, and as part of its annual review, AB Volvo's (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) Board of Directors decided to adopt new financial targets for the company. The decision is based on the Board's assessment that Volvo today has a structurally higher profitability, stronger cash flow and a lower risk. The board focuses on three external financial targets covering growth, operating margin and capital structure. The Board takes a positive view of opportunities to increase the return of funds to shareholders at the next Annual General Meeting. However, the Board of Directors wants to consider possible acquisitions before taking a definitive position.

The previous financial targets were set in 1995 when the Volvo Group was a different company than today and, accordingly, during the year the Board has evaluated the Group's long-term earnings capacity with the aim of establishing targets that reflect today's Volvo. The previous target for operating margin was 5-7% over a business cycle, including the operations within Volvo Financial Services. The new target for operating margin is more than 7% over a business cycle and includes all operations within the Group except Volvo Financial Services, which currently contributes approximately another 1%.

In the Board's opinion, Volvo today has a structurally higher profitability, more stable cash flow and a lower risk. Accordingly, the restricting ratio for net debt to equity has also been increased from 30% of shareholders equity to 40% of shareholders equity.

With regard to the Group's growth target, the Board has chosen to retain the target of an annual growth of more than 10%.

The streamlining of the Group and a conscientious effort to reduce tied-up capital in operations have resulted in higher structural margins and stronger cash flow, something the Group will continue to focus on going forward. The ability to release capital has created resources that i.a. were invested in product development and geographic expansion. This has resulted in diversification with respect to both products and geographic markets that has also reduced the overall risk level in the company. The Volvo Group's increased focus on after-market business, which is less cyclical, further contributed to reducing risk.

Overall, this means that the Board views the possibility to increase the return of funds to the shareholders at the next Annual General Meeting positively, but the Board will await possible acquisitions before it takes a definitive position on the issue. The importance of a strong credit rating will also be considered.

For full version of press release see attachment.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in
25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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